Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES 20% INCREASE IN QUARTERLY DIVIDEND RATE

HOUSTON, TX, June 13, 2011 - Stage Stores, Inc. (NYSE: SSI) today announced that its Board of Directors has approved a 20% increase in the Company's quarterly dividend rate to 9 cents per share from the previous quarterly rate of 7.5 cents per share. The new quarterly rate of 9 cents per share will be applicable to dividends declared by the Board after June 22, 2011.

Commenting on the increase in the Company's quarterly dividend rate, Andy Hall, President and Chief Executive Officer, stated, "We are pleased to announce another significant increase in our quarterly dividend rate as we remain committed to driving shareholder value through proactively deploying our capital. The 20% increase in our quarterly dividend rate, along with our recently announced $200 million share repurchase program, is a testament to the strength of our balance sheet and our confidence in our ability to drive continued strong cash flows. We remain on track to repurchase up to $100 million of our outstanding shares by the end of the fiscal year and have spent approximately $45.5 million under the program to date."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 800 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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